RESPONSE TO THE COMMENTS BY SECURITEIS AND EXCHANGE COMMISSION ON 10KSB 2004 OF AMANASU TECHNOLOGIES CORPORATION RECEIVED ON OCTOBER 5TH, 2005.

<Cover Sheet>

Date: October 24, 2005

Attention: JUAN MIGONE, Division of Corporation Finance

Name: UNITED STATES SECURITEIS AND EXCHANGE COMMISSION
Washington, D.C. 20549-0402

Fax number: 202-772-9202

From: Hedeyuki Shiraishi - Chairman, President and CFO
Amanasu Technologies Corporation

Contact Numbers:
Phone (604) 221-7699
Fax (604) 221-7677

RE: Response to your comments on AMANASU TECHNOLOGIES CORPORATION
Form 10-KSB for the year ended December 31, 2004
File No. 001-31261
(The date of comments received is 10/05/2005)

Total number of pages, including cover sheet: 5

(If you do not receive all pages, please telephone the above number for assistance)

Page 1:
Comments:
10-KSB for the Fiscal year ended December 31, 2004
Item 1- Description of Business
Sub-License Agreement
1.
Since Amanasu Corporation received 75.3% of Amanasu Technologies Corporation’s common stock as consideration for sub-licensing the worldwide rights to a high efficiency electrical motor and high powered magnet, the transaction should have been treated as a reverse acquisition. However, you disclosures are not clear as to how you accounted for this transaction. As such, please tell us how you accounted for this transaction.

We agree that the transaction under which the Company acquired the licensing rights from Amanasu Corporation should have been accounted for as a reverse merger. Although not described as such, that is the way it was accounted for. The only asset of Amanasu Corporation at that time and at the end of 2004 was the investment in this Company. It has had no other transactions. Thus, although not adequately disclosed, we have performed a consolidation each time we have reported, by eliminating the investment account on the books of Amanasu Corporation against its stockholders’ equity. Enclosed is a copy of the trial balance of Amanasu Corporation as of 12/31/04.

Item 6 - Management Discussion and Analysis or Plan of Operations

2.
You have recognized $91,912 of revenues during the 2004 fiscal year. However, your disclosures state that your operations to date have been limited to obtaining he sub-license for your technology and conducting preliminary marketing efforts. As such, please tell us and revise future filings to indicate the nature of revenues earned during the 2004 fiscal year and provide a revenue recognition policy in your footnotes.

The $91,912 of revenue during 2004 was the result of a fortuitous occurrence. The corporation provided a consulting service to a company publicly traded in Japan by introducing the company to a Japanese investor. The investor made an investment in the Japanese company and we were paid a commission for that service. We do not expect to be performing services of this kind on a recurring basis. We will provide a revenue recognition policy in future filings.

Item 7 - Financial Statements

Balance Sheet, Page 2

3.
According to your recent sales of unregistered securities disclosures, you should have recorded a $99,900 liability instead of a capital contribution, because the 20,000 shares allotted to Reraise Corporation have not been issued. However, no liability has been recorded at December 31, 2004. Please advise or revise.

We have revised our December 31, 2004 financial statements to reflect the $99,900 liability to Reraise Corporation.

Statement of Changes in Stockholders Equity

4.	In accordance with paragraph 11(d) of SFAS 7, please revise your financial statements to include a statement of changes in stockholders equity from inception.

We have revised the December 31, 2004 financial statements to include a statement of changes in stockholders’ equity from inception.

Licensing Agreement

5.
In light of your history of operating and cash flow losses, your lack of a licensing agreement and license revenue, your belief that an additional $150,000 investment is necessary to yield revenues from your technology rights, and your expectation of future losses, please tell us what consideration you gave at December 31, 2004, to an impairment of your technology sub-license under paragraph 7 of SFAS 144. Please be detailed in your response. We may have further comment upon receipt of your response.

As described in our Form 10-KSB, we are in the process of developing a business relationship with a company that has an electric scooter in production. We can bring to that company technology it does not now possess, including the addition of a long life battery. While that use is being developed, it is difficult to project cash flows from that application. We would not spend the $150,000 development cost, which was mentioned in the filing, unless it was clear to us that development of that application would produce net cash flows exceeding that amount. Indeed, we expect net cash flows from that application to be a multiple of that amount. In the mean time, in our estimate of value we have relied upon offers that were received during the year 2004 to sell the sublicensing rights. These were in the neighborhood of $200,000. The net book value of the licensing rights at December 31, 2004 was $122,352. We feel this is adequate consideration under the requirements of SFAS 144.

6.
Please revise to disclose your policy for impairment and amortization of intangibles, including a description of your basis for straight-line amortization over 17 years and how you evaluate for impairment.

We have revised our disclosure as requested. Intangible assets are tested each year for recoverability. If it was found that the estimated carrying amount of an intangible asset exceeds its estimated fair value, a provision would be made for impairment.

AMANASU CORPORATION
TRIAL BALANCE

12/31/04

Investment in Amanasu Technologies	$400,000

Stockholders’ Capital	$400,000

ACKNOLEDGIMENT:

1.	Amanasu Technologies Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect tot eh filing; and
3.	Amanasu Technologies Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 24, 2005

/s/ Hideyuki Shiraishi
Hideyuki Shiraishi - Chairman, President and CFO
Amanasu Technologies Corporation